FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
                Registrant

Dated: May 27, 2004                                                   By :    /s/Harvey Keats/s/
Title:     President

TERRA NOVA GOLD CORP.

TSX Venture Exchange Symbol: TGC
Frankfurt Stock Exchange Symbol: GLT
Berlin Stock Exchange Symbol: GLT
May 27, 2004

VANCOUVER (May 27, 2004) - Harvey Keats, President of Terra Nova Gold Corp., announces the closing of its private placement totalling $706,325. These funds were raised by the Company issuing 2,018,070 units at a price of $0.35 per unit, each unit consisting of one common share and one non-transferable share purchase warrant. Of the 2,018,070 units issued, 336,785 are flow-through units. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase one additional common share of Terra Nova at a price of $0.35 per share until May 10, 2006.

Finder’s fees totalling $20,498 cash were paid by the Company as consideration for arranging a portion of the private placement.
The shares, and any shares to be issued upon the exercise of the warrants, are subject to a hold period expiring September 11, 2004.

On behalf of the Board of Directors,
TERRA NOVA GOLD CORP.

“Harvey Keats”
President

TERRA NOVA GOLD CORP.
1360 – 605 Robson Street, Vancouver, BC, V6B 5J3
Tel: (604) 684-0561 ? Fax: (604) 602-9311 ? Toll Free: 1-800-565-5336
Web: www.terranovagold.com ? E-Mail: terranova@bed-rock.com

No regulatory authority has approved or disapproved the information contained in this news release.